As filed with the Securities and Exchange Commission on October 11, 2002

Registration No. 333-88460

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 6
to

Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Quadriga Superfund, L.P. — Series A and Series B

(Exact name of registrant as specified in its charter)

Delaware
(State of Organization)

6799
(Primary Standard Industrial Classification Number)

98-0375395
(I.R.S. Employer Identification Number)

Le Marquis Complex, Unit 5
PO Box 1479
Grand Anse
St. George's, Grenada
West Indies
(473) 439- 2418
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Christian Baha
Le Marquis Complex, Unit 5
PO Box 1479
Grand Anse
St. George's, Grenada
West Indies
(473) 439-2418
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Jeffry M. Henderson
Douglas E. Arend
Henderson & Lyman
175 West Jackson Boulevard, Suite 240
Chicago, Illinois 60604
(312) 986-6960

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act") check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Being Offered	Amount Being Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)
Series A and Series B Units	$200,000,000 200,000 Units	$1,000	$200,000,000	$18,400

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

(1) Offering price and registration fee based upon the initial offering price per Unit in accordance with Rule 457(d).

Registration of $200,000,000 aggregate principal amount (200,000 Units) allocated between Series A and Series B based on subscriber demand, subject to $1,000,000 minimum in a Series prior to commencement of trading.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Quadriga Capital Management, Inc., as general partner of the Registrant, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in St. George's, Grenada, West Indies, on the 9th day of October, 2002.

QUADRIGA SUPERFUND, L.P.

By: QUADRIGA CAPITAL MANAGEMENT, INC.
General Partner

By: _____ /s/ CHRISTIAN BAHA _____
Title: President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person on behalf of Quadriga Capital Management in the capacity and on the date indicated.

SIGNATURES TITLE WITH REGISTRANT DATE
**(Being the principal executive officer, the principal financial
and accounting officer and a majority of the directors of Quadriga Capital Management, Inc.)**

QUADRIGA CAPITAL MANAGEMENT, INC.
Managing Owner of Registrant

By: _____ /s/ CHRISTIAN BAHA _____
Title: President

October 9, 2002

INDEX TO EXHIBITS

Exhibit Number	Description of Document
1.01	Form of Selling Agreement among each Series, Quadriga Capital Management, and the Selling Agent.
1.02	Form of Additional Selling Agreement among each Series, Quadriga Capital Management and the Additional Selling Agent.
3.01	Quadriga Superfund, L.P. Limited Partnership Agreement (included as Exhibit A to the Prospectus).
3.02	Certificate of Limited Partnership
5.01(a)	Opinion of Henderson & Lyman relating to the legality of the Units.
5.01(b)	Opinion of Henderson & Lyman with respect to federal income tax consequences.
10.01(a)	Form of Cargill Investor Services, Inc. Customer Agreement between each Series and the Clearing Brokers.
10.01(b)	Form of ADM Investor Services, Inc. Customer Agreement between each Series and the Clearing Brokers.
10.01(c)	Form of Fimat USA, Inc. Customer Agreement between each Series and the Clearing Brokers.
10.02	Subscription Agreement and Power of Attorney (included as Exhibit D to Prospectus)
10.03(a)	Form of Escrow Agreement between Series A and HSBC Bank USA.
10.03(b)	Form of Escrow Agreement between Series B and HSBC Bank USA.
23.02	Consent of KPMG LLP.
24.01	Consent of Rothstein, Kass & Company, P.C.